     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 13, 2000
                                                   REGISTRATION NO. 333-________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
    FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                                   ----------
                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
   (Exact name of issuer of deposited securities as specified in its charter)
                                   ----------
                                      N.A.
                   (Translation of issuer's name into English)
                                   ----------
                              REPUBLIC OF SINGAPORE
            (Jurisdiction of incorporation or organization of issuer)
                                   ----------
                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)
                                 111 WALL STREET
                            NEW YORK, NEW YORK 10043
                                 (212) 657-5100
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
                                   ----------
                   CHARTERED SEMICONDUCTOR MANUFACTURING, INC.
                              1450 MCCANDLESS DRIVE
                           MILPITAS, CALIFORNIA 95035
                                 (408) 941-1100
            (Name, address, including zip code, and telephone number,
                    including area code, of agent for service)
                                   ----------
                                    Copy to:

            JON L CHRISTIANSON,ESQ.              MICHAEL W. STURROCK, ESQ.
   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP          LATHAM & WATKINS
           EAST WING OFFICE, LEVEL 4                 80 RAFFLES PLACE
           CHINA WORLD TRADE CENTER                 #14-20 UOB PLAZA 2
           1 JIAN GUO MEN WAI AVENUE                 SINGAPORE 048624
             BEIJING 100004, CHINA

                                   ----------
        It is proposed that this filing become effective under Rule 466:
                         [ ] immediately upon filing.
                           [ ] on (Date) at (Time).

        If a separate registration statement has been filed to register the deposited shares, check the following box: [X]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------
     Title of Each Class of              Amount to    Proposed Maximum     Proposed Maximum         Amount of
  Securities to be Registered               be         Aggregate Price         Aggregate         Registration Fee
                                        Registered       Per Unit(1)       Offering Price(1)
-----------------------------------------------------------------------------------------------------------------
American Depositary Shares,
evidenced by American Depositary
Receipts, each representing 10         100,000,000         $0.05              $5,000,000             $1,320.00
ordinary shares, par value S$0.26
each, of Chartered Semiconductor
Manufacturing Ltd
-----------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.




The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to the Deposit Agreement filed as Exhibit (4) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              CROSS REFERENCE SHEET

ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                          LOCATION IN FORM OF AMERICAN
                                                          DEPOSITARY RECEIPT ("RECEIPT")
ITEM NUMBER AND CAPTION                                   FILED HEREWITH AS PROSPECTUS
-----------------------                                   ----------------------------
1.  Name of depositary and address of its principal       Face of Receipt - Introductory paragraph.
    executive office.

2.  Title of Receipts and identity of deposited           Face of Receipt - Top center and securities.
    securities.

    Terms of deposit:

        (i)    The amount of deposited securities         Face of Receipt - Upper right corner.
               represented by one American Depositary
               Share

        (ii)   The procedure for voting, if any, the      Reverse of Receipt - Paragraphs (16) and deposited (17).
               securities

        (iii)  The collection and distribution of         Face of Receipt - Paragraphs (7), (10) and (11).
               dividends

                                                          Reverse of Receipt - Paragraphs (14), (16), (18) and (23).

        (iv)   The transmission of notices, reports and   Face of Receipt - Paragraph (13).
               proxy soliciting material
                                                          Reverse of Receipt - Paragraphs (17), (21), (22)
                                                          and (23).

        (v)    The sale or exercise of rights             Face of Receipt - Paragraphs (3), (7), (9) and (11).

                                                          Reverse of Receipt - Paragraph (14).

        (vi)   The deposit or sale of securities          Face of Receipt - Paragraph (3).
               resulting from dividends, splits
               or plans of reorganization
                                                          Reverse of Receipt - Paragraphs (14)
                                                          and (18).

        (vii)  Amendment, extension or termination        Reverse of Receipt - Paragraphs (21),
               of the deposit agreement                   (22) and (23).

        (viii) Rights of holders of Receipts to inspect   Face of Receipt - Paragraph (13).
               the transfer books of the Depositary
               and the list of holders of Receipts

        (ix)   Restrictions upon the right to deposit     Face of Receipt - Paragraphs (2), (3), withdraw the
               or underlying securities                   (7), (8), (9) and (11).

                                                          Reverse of Receipt - Paragraphs (24) and (25).

        (x)    Limitation upon the liability of the       Face of Receipt - Paragraph (11).
               depositary
                                                          Reverse of Receipt - Paragraph (14) and (19).

3.  Fees and charges which may be imposed                 Face of Receipt - Paragraphs (7) and (10).
    directly or indirectly on holders of Receipts

ITEM 2. AVAILABLE INFORMATION

Chartered Semiconductor Manufacturing Ltd is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports and documents can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at the Commission's New York City office located at Seven World Trade Center, 13th Floor, New York, New York 10048.



                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 3. EXHIBITS

(a) Deposit Agreement (including the form of American Depositary Receipt) dated November 4, 1999, by and among Chartered Semiconductor Manufacturing Ltd, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (the "Deposit Agreement"), filed as an exhibit to the Form 6-K
(File No. 000-27811) filed by the Registrant on November 23, 1999, and incorporated herein by reference.

(b) Any other agreement to which the depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

(c) Every material contract relating to the deposited securities between the depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

(d) Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the depositary, as to the legality of the securities to be registered. -- Filed herewith as Exhibit 5.

(e) Certificate under Rule 466. -- None.

(f) Powers of attorney for certain officers and directors and the authorized representative of the issuer in the United States. -- Set forth on the signature pages hereto.


ITEM 4. UNDERTAKINGS

(a) The depositary hereby undertakes to make available at the principal office of the depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 13th day of April, 2000.


Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing 10 ordinary shares, par value S$0.26 each, of Chartered Semiconductor Manufacturing Ltd


CITIBANK, N.A., solely in its capacity as depositary


By: /s/       NANCY LISSEMORE
   ---------------------------------------
   Name:      Nancy Lissemore
   Title:     Vice President

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized in the Republic of Singapore, on this 13th day of April, 2000.


                                     CHARTERED SEMICONDUCTOR MANUFACTURING LTD

                                     By: /s/    CHIA SONG HWEE
                                        ----------------------------------------
                                         Name:  Chia Song Hwee
                                         Title: Senior Vice President and
                                                Chief Financial Officer


                                POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Barry Waite, Chia Song Hwee, Sum Soon Lim and Lim Ming Seong as attorneys-in-fact with the power of substitution, for him or her in any and all capacities, to sign any amendment to this Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting to said attorneys-in-fact, and each of them individually, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as her or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-facts or each of them individually, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated:

            SIGNATURE                           TITLE                       DATE
            ---------                           -----                       ----


   /s/      HO CHING               Chairman of the Board                     April 13, 2000
--------------------------------
            HO CHING


   /s/    LIM MING SEONG           Deputy Chairman of the Board              April 13, 2000
--------------------------------
          LIM MING SEONG


   /s/     BARRY WAITE             President and Chief                       April 13, 2000
--------------------------------   Executive Officer (principal
           BARRY WAITE             executive officer)


   /s/    CHIA SONG HWEE           Senior Vice President and                 April 13, 2000
--------------------------------   Chief Financial Officer
          CHIA SONG HWEE           (principal financial and
                                   accounting officer)


   /s/     SUM SOON LIM            Director                                  April 13, 2000
--------------------------------
           SUM SOON LIM


   /s/ JAMES H. VAN TASSEL         Director                                  April 13, 2000
--------------------------------
       JAMES H. VAN TASSEL


   /s/   AUBREY C. TOBEY           Director                                  April 13, 2000
--------------------------------
         AUBREY C. TOBEY


   /s/ ROBERT EDMUND LA BLANC      Director                                  April 13, 2000
--------------------------------
       ROBERT EDMUND LA BLANC


   /s/     ANDRE BORREL            Director                                  April 13, 2000
--------------------------------
           ANDRE BORREL

            SIGNATURE                           TITLE                    DATE
            ---------                           -----                    ----


   /s/ CHARLES E. THOMPSON         Director                              April 13, 2000
--------------------------------
       CHARLES E. THOMPSON


   /s/    KOH BENG SENG            Director                              April 13, 2000
--------------------------------
          KOH BENG SENG


   /s/   TSUGIO MAKIMOTO           Director                              April 13, 2000
--------------------------------
         TSUGIO MAKIMOTO


   /s/     LARRY JAMES             Authorized Representative in          April 13, 2000
--------------------------------   the United States
           LARRY JAMES

                                INDEX TO EXHIBITS


EXHIBIT        DOCUMENT
-------        --------
4              Deposit Agreement (including the form of American Depositary
               Receipt) dated November 4, 1999, by and among Chartered
               Semiconductor Manufacturing Ltd, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary
               Shares evidenced by the American Depositary Receipts issued thereunder, filed as an exhibit to the Form 6-K (File No.
               000-27811) filed by the Registrant on November 23, 1999, and incorporated herein by reference.

5 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the depositary, as to the legality of the securities to be registered.